UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

MAD CATZ INTERACTIVE, INC.

(Exact Name of Registrant as Specified in Charter)

Canada	001-14944	N/A
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

10680 Treena Street, Suite 500

San Diego, California 92131

(Address of Principal Executive Offices)

Joshua E. Little - (435) 674-0400

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01.	Conflict Minerals Disclosure and Report

In accordance with Rule 13p-1 of the Securities Exchange Act of 1934, as amended, Mad Catz Interactive, Inc. (the “Company”) hereby files this Specialized Disclosure Report on Form SD and the Conflict Minerals Report attached hereto as Exhibit 1.01. The Conflict Minerals Report is also available on the “Investor Relations” page of the Company’s website, located at: http://www.madcatz.com.

Item 1.02.	Exhibit

See Item 1.01 and 2.01.

Section 2 – Exhibits

Item 2.01.	Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report for the year ended December 31, 2015, as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 16, 2016	MAD CATZ INTERACTIVE, INC.

	By:	/s/ DAVID MCKEON
	Name:	David McKeon
	Its:	Chief Financial Officer